Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Metaiye Media Inc.
600 5th Avenue
New York, NY 10020
www.metaiyeknights.com

Up to $4,746,732.57 in Common Stock at $26.79
Minimum Target Amount: $9,992.67

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Metaiye Media Inc.
Address: 600 5th Avenue, New York, NY 10020
State of Incorporation: WY
Date Incorporated: August 30, 2019

Terms:

Equity

Offering Minimum: $9,992.67 | 373 shares of Common Stock
Offering Maximum: $4,746,732.57 | 177,183 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $26.79
Minimum Investment Amount (per investor): $267.90

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based

Super Early Bird

Invest within the first First 72 hours and receive 10% bonus shares.

Early Bird

Invest within the first week and receive 5% bonus shares.

Audience-Based

$280+ | Welcome Tier

Collectible Digital copy of Pilot Season (0) CryptoGrphic Novel + (1) KnytCard from Season 1 KnytCard collection.

$500+ | Upgrade Package

Collectible Digital Copy of Pilot Season (0) CryptoGrphic Novel and first 3 Episodes of Season (1) + (1) KnytCard from Season 1 KnytCard collection.

$1,000 | Fans Package

Collectible Digital Copy of Pilot Season (0) CryptoGrphic Novel + Collectible Digital Copies of first 6 Episodes of Season (1) + (1) KnytCard from Season 1 KnytCard collection.

$2,000 | Limited Edition Tier

Collectible Digital Copy of Pilot Season (0) CryptoGrphic Novel+ Collectible Digital Copies of first 9 Episodes of Season (1) + (2) KnytCard from Season 1 KnytCard collection.

$5,000+ | KnytCard Tier

Collectible Digital Copy of all 11 Episodes of Season (1) + (4) KnytCards from Season 1 KnytCard collection (1) pfp avatars from OriGene Collection.

$10,000+ | OriGene Tier

Collectible Digital Copies of Pilot Season (0) + Collectible Digital Copies of all 11 Episodes of Season (1) + (3) KnytCards from Season 1 KnytCard collection + (3) pfp avatars from OriGene Collection.

$25,000+ | metaVatar Tier

5% bonus shares + Collectible Digital Copies of Pilot Season (0) + Collectible Digital Copies of all 11 Episodes of Season (1) + A Complete Season 1 KnytCard collection (10 KnytCards) + A Complete OriGene pfp Collection (10 Avatars) + (1) metaVatar.

$50,000+ | metaKnyt Tier

10% bonus shares + 3x Collectible Digital Copies of Pilot Season (0)+ 3x Collectible Digital Copies of all 11 Episodes of Seasons (1) + 3x Complete Season 1 KnytCard collection (30 KnytCards) + 3x Complete OriGene pfp Collections (30 Avatars) + (3) metaVatars.

Loyalty Bonus | 8% Bonus Shares

As you have previously invested in Metaiye Media, you are eligible for additional bonus shares.

**All perks occur after the offering is completed.*

<u>The 10% Bonus for StartEngine Shareholders</u>

Metaiye Media Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $26.79 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $2679. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Metaiye Media Inc. (formerly Metai Knights Media Inc.) and referred to throughout as the "Company", is a new entertainment company developing new ways to tell stories. It uses emergent media and technologies including blockchain, VR, AR and AI to create new entertainment, engagement and commercialization models for the decentralized generation.

It's primary property metaKnyts is a new multi-format, episodic, cyberpunk saga designed to be experienced in mixed reality, graphic novel, gaming and film formats.

The saga will use innovative immersive media, gamification, video gaming, behavioral psychology and behavior and token economics to encourage its target audience of generation z consumers to engage with its narrative, consume its content and share it with their networks to earn rewards and status.

The business understands that a new technological and economic literacy is emerging and that the traditional entertainment, socializing and collectibles industries are ripe for disruption by new technologies like AR, VR, blockchain, the metaverse, AI and digital money. Metaiye Media has a unique formula to use these tools to create a new media property to lead its category.

The company currently produces a graphic novel series called metaKnyts which is distributed using a blockchain publishing platform. Episodes are sold as collectible digital comic books as well as in print. In parallel, we are developing the series as a metaverse gaming platform and will be using gamification tactics to expand awareness, readership and engagement with the franchise.

metaMe Inc versus Metaiye Media Inc

metaMe Inc is a data management company with a technology that turns people's information into a currency they can own, spend and trust with a new type of asset called an mPod. mPods are smart data objects with ethical standards and policy encoded into them. metaMe Inc currently has shared ownership via the CEO, Dele Atanda. They allow risk and sensitivity to be measured for specific datasets while removing the need to trust third parties with whom they are shared, as privacy and access rules are enforced by them, by design. mPods allow people and businesses to own, price and exchange their data as property similar to conventional assets like money, stocks or derivatives. They underpin a new decentralized economy of trusted, clean and smart data poised to outperform the centralized data economy as the internet evolves. metaMe uses mPods to give people unprecedented levels of customization and value creation, privately and safely in a fair and equitable manner.

Metaiye Media is a media company using blockchain and emergent technologies to power a new kind of story telling. Metaiye Media is focused on developing new creative content and entertainment, metaMe Inc on the other hand is a data and A.I. company focused on providing new ways to manage and monetise data.

MetaMedia Inc will retain metaMe Inc to function as its technology partner and provide it with the technology platform (specifically a user identity management service for on-boarding and managing users, a crypto wallet for making and receiving payments and for storing digital assets i.e. episodes and other digital assets and blockchain enabled publishing platform for publishing and distributing content and automating payments for content, globally.

The company was founded in 2019 in Wyoming as Metai Knights Media Inc, then changed its name to Metaiye Media Inc. In, 2022 the company changed its name to metaMedia Inc. for branding purposes. metaKnyts is one of the company's series.

Both companies have the same core executive team but are otherwise completely separate entities. **Please note this offering is for Metaiye Media Inc.**

metaMe enables people to turn small packets of personal information into cryptographic assets that they can sell or trade to brands in exchange for cash or other things of value. For example a person's age, favorite types of films, music, and magazines can be captured as an information packet that can be sold to brands who wish to understand media consumption for a particular demographic.

Competitors and Industry

The Comic industry generated revenues of $3.8bn world wide in 2020 and is projected to reach $4.8bn with 3.3% CAGR by 2027.

Source Market Watch.com

84.37mn comics and graphic novels were sold in the US and Canada in 2018

$1.28bn were sold in the US alon in 2020 up 6% on 2019.

Source: Comicron.com

$100mn was generated from comic and graphic novel downloads in the US and Canada in 2018

The gaming industry reached £175.8bm in revenues in 2021 and is projected to grow 8.4% year on year to reach $218.7bn in 2024 passing $200bn in 2023.

Source: NewZoo

US game sales are projected to be $39bn for 2019 China sales are projected at $30bn for 2019.

The gaming industry now generates over $170 billion in revenue globally each year. This is more than double the global movie (40.6B) and music industries (17.3B) combined.

Sources: New Zoo 2019 Global Mobile Market Report // Comichron 2019 Comic Sales by Month // ICv2 Report 2019

Current Stage and Roadmap

We have completed the pilot season of the saga in graphic novel and motion comic format. We have also now completed 11 further episodes of season 1 which launches in 2022. The lore and foundation of the saga is now well established and comprehensively articulated through the pilot and first season of the saga totaling 13 episodes. Print versions of the saga are now available on Amazon.com. A comprehensive merchandise line has been established. A community of 3,600 early investors has been established on Start Engine.

3D character development and core concepts have been completed for the graphic novel series, motion comic animations metaverse, and gaming experience.

Partnerships with key media partners have been secured for graphic novel and motion comic content creation, with Comic Republic, for gaming development with Unanimous Games full-service entertainment agency. With Microsoft for console and game development.

Partnerships with key technology partners have been secured with the Open Index Protocol for blockchain-based content publishing and automated global payments collection and with metaMe Inc for digital wallet, data and identity management services, MicroSoft, Adania Labs and others.

Development of the blockchain system for publishing has been developed and pilot issues of the saga have been distributed as collectible digital assets to Start Engine investors. The payment, identity management, content consumption, and storage system is being refined and will be ready to launch in Q1'23.

Support of leading figures in the space including Britney Kaiser, whistle-blower of Cambridge Analytica and star of the Netflix documentary The Great Hack, Karen Hunter, Pulitzer prize winner and Sirius XM executive, Lio Green AWE Wrester, Actor, musician, and AWE wrestler among others have been secured.

Currently, the company is in negotiation for a publishing deal for the print versions of the comic with Ebony Magazine Publishing. A podcast exploring issues raised in the saga is being developed on the Ebony Podcast platform. And distribution agreements with large volume digital collectible platforms are in the offing.

The Team

Officers and Directors

Name: Dele Atanda

Dele Atanda's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Strategy, vision, creative direction, narrative shapping, conceptualisation, commecialisation and stratgeic oversight. Primary architect of the company's offerings. Shaping the marketing strategy for the company. Overssing marketing brand development and communications. Dele will be receivieng a salary from Metai Knights Media of $100,000 per annum. When the company starts generating revenue and or secures sufficient investment. He is the founder and majority shareholder currently. Metaiye Media Inc is his primary employment and he spends 40 hours a week working for the issuer, Metaiye Media. Please note he is also currently the CEO of a related entity, metaMe.

Other business experience in the past three years:

- **Employer:** metaMe Inc
  Title: Founder and CEO
  Dates of Service: August 20, 2018 - Present
  Responsibilities: Leadership and general management

Other business experience in the past three years:

- **Employer:** The Internet Foundation
  Title: Founder and Chairman
  Dates of Service: July 01, 2013 - Present
  Responsibilities: Oversight and strageic stewardship

Other business experience in the past three years:

- **Employer:** IBM
  Title: Chief Digital Innovation Officer - Auto Aero and Definse
  Dates of Service: June 26, 2015 - August 17, 2018
  Responsibilities: Digital innovation in the automitive, aeorspace and defence sector.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Ordinary Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. There is uncertainty with how new emergent technologies like blockchain will unfold and the role they will play in media properties such as ours going forward.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Ordinary Share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the entertainment software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Ordinary Shares in the amount of up to $4,746,732.57 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our metaverse. Delays or cost overruns in the development of our metaverse and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a fast rate. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
metaMedia Inc. was formed on August 30th 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. metaMedia Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that aetaKnyts Saga is a good idea, that the team will be able to successfully market, and sell the product or service,

that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional

employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Metai Knights Media Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Metai Knights Media Inc could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of Tokens and other blockchain assets to fluctuate.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The CEO is currently involved in a personal legal matter.
On May 17, 2019 a civil filing was made against Dele Atanda and Lulu Atanda as Debtors and Charles Michael Damian LLC as the Creditor. On October 19, 2020, following a default judgment, an order was issued for the Creditor to levy funds of $18,485.33 from Dele Atanda and Lulu Atanda. Mr. Atanda has engaged counsel to represent him in this personal matter.

The CEO of the Company is the CEO of dual businesses.
Mr. Atanda is the CEO of the Company fundraising and also the CEO of a related business metaMe. Metaiye Media Inc is his primary employment and he spends 40 hours a week working for the issuer, Metaiye Media. Please note he is also currently the CEO of a related entity, metaMe. Mr. Atanda has plans to possibly merge these two businesses together in the future, however, this process is still in development.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dele Atanda	1,440,000	Common Stock	79.0%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 177,183 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 1,822,954 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

Preferred shares are blank check, and rights, preferences, priviliges, restrictions, etc may be designated at the discretion of the board upon some future date.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $50,000.00
Maturity Date: December 26, 2023
Interest Rate: 8.0%
Discount Rate: 20.0%

Valuation Cap: $8,000,000.00
Conversion Trigger: 24 months from date of execution (maturity date)

Material Rights

The convertible note is convertible into Common Shares at a conversion price. The conversion price is defined as equal to the lesser of (i) the cash price paid per share for equity securities by the investors in the qualified financing multiplied by 0.80, and (ii) the quotient resulting from dividing $5,000,000 by the number of outstanding shares of Common Stock of the Company as of the date of the Note. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $160.00
  Number of Securities Sold: 1,600,000
  Use of proceeds: Company Operations
  Date: August 30, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,095,700.87
  Number of Securities Sold: 219,954
  Use of proceeds: Marketing, Research & Development, Company Employment, Operations, Working Capital, Inventory, Build and Development
  Date: January 11, 2022
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for the fiscal year 2021 was $774 down compared to the fiscal year 2020 revenue of $53,854 as a result of a strict focus on content and product development, in the 2021 calendar year. 2021 revenues also primarily included consulting fees which are not reflective of planned and prioritized future revenue streams.

Cost of sales

Cost of sales in 2021 was $0, no change from costs of $0 in fiscal year 2020. This was largely due to a continued focus on content and product development, in the 2021 calendar year.

Gross margins

2021 gross profit was $774 down compared to the fiscal year 2020 gross profit of $53,854 as a result of a focus on content and product development, in the 2021 calendar year.

Expenses

The Company's expenses consist of, among other things, compensation for product development and marketing expenses, fees for professional services, and research and development expenses. Expenses in 2021 increased to $651,319 from $344,384 in 2020. Approximately $200,000 of this increase was due to increased product development costs. The Company now has a rich portfolio of content developed including 13 episodes in still and motion comic format, 10 trading card NFTs, Multiple iterations of ltd edition cover versions, Motion poster, trading cards and in-game inventory NFTs. In addition, it is close to completing the Alpha release of its metaKnyts metaverse game. Additionally, it has completed designs and specs for its Knyt App and metaKnyts Media Wallet. The company now has a rich portfolio of creative and technical IP which it is poised to release in the 2022 calendar year into variant revenue streams. Please note we have not yet released this content as of August 2022.

Historical results and cash flows:

The Company is currently in the research and development; and initial production stage and is essentially in a pre-revenue stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because as the foundational infrastructure and requisite services for the space are just being established currently. Past cash was primarily generated through equity investments; revenues from secondary products such as merchandise. Our goal is to establish multiple revenue streams through tradtional distributioon partners like print and Web2 publishers for example and to introduce new ones such as NFTs and Web 3 sales through our own platforms and the broader web 3 ecosystem.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 2022 cash on hand in the amount of $1,987.28 and is in the process of establishing a revolving line of credit with Citi bank for $30,000. It also has access to a shareholders loan of $10,000 if needed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support continued product development, sales makerketing and customer support.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the continued viability of the Company. Of the total funds that our Company has, 50% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 3 months. This is based on a current monthly burn rate of [$4,000] for expenses related to ongoing expenses (i.e. salaries; prduct development; marketing, sales, R&D).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 3 years This is based on a current monthly burn rate of $4K for expenses related to salaries; product development; R&D, sales and marketing that will be increased to facilitate faster expansion and growth of the franchise.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including licensing its creative IP to studios and other development partners, licensing its technology and technical IP to other media companies, and through the sale of franchise and non franchise related assets susch as data..

Indebtedness

- **Creditor:** Anastasia Amirova and Lulu Atanda
  Amount Owed: $50,000.00
  Interest Rate: 0.0%
  The convertible note is convertible into Common Shares at a conversion price. The conversion price is defined as equal to the lesser of (i) the cash price paid per share for equity securities by the investors in the qualified financing multiplied by 0.80, and (ii) the quotient resulting from dividing $5,000,000 by the number of outstanding shares of Common Stock of the Company as of the date of the Note. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $48,836,937.66

Valuation Details:

We have based our valuation on a few factors:

1) We used the Cayenne Consulting valuation calculator to arrive at a valuation of $8mm for our previous round. (See 2x Cayenne Consulting valuation Calculation documents attached.)

2) A search of early-stage video game investments on Crunchbase (also attached) shows an average Series A investment for early-stage video games of $7.9m. Based on the assumption that a Series A investment is typically 20% of the pre-money valuation we arrived at an $8m pre-money valuation for a post friends and family round media and gaming property of our nature.

3) Of course, our property has the benefits of not only being a video game concept but also a mixed media graphic novel series integrating new blockchain-based distribution, payment, and ownership technologies alongside new immersive media into the offering.

4) Having the celebrity endorsements of Brittany Kaiser and those that will become available to us, in addition to having the opportunity to promote metaKnyts and its narrative via Karen Hunter's show on Sirius XM, we believe we have significant strategic advantages in driving awareness and adoption of our property.

Since completing our first reg CF raise we have since made considerable advances including the following:

– We have now completed the next 11 episodes of the saga providing us with a complete season of IP ready for launch.

– Our story has been developed in both still and motion comic formats providing us with a rich canon of core content.

– We have developed a full suite of NFT products which we are now poised to launch in the marketplace.

– The NFT industry has literally exploded in the last 24 months and now is worth over $5b

– Since the social justice movement of 2021 there have been significant policy changes within production houses and studios creating significant demand for IP from creators of color.

– We are in negotiations with multiple studios currently to develop a feature film or television series based on our IP.

– We have developed a rich and novel metaVerse framework from our gaming development platform that also is poised to disrupt the market.

– We have a network of over 3,500 investors with a vested interest in our franchise who are all potential customers for our products and services.

- We have recently signed an MoU with Immortal Studios Inc for a global publishing and co-marketing collaboration that will help us achieve scaled awareness in orient and more traditional Web 2 digital channels.

- We have recently signed an MoU with MILC USA Inc to collaborate in developing an Ethical Metaverse and Metaverse Advertising platform via the metaKnyts franchise.

– We are negotiating distribution partnerships with a major comic and media company for our print comics.

– We have established partnerships with major institutions including Microsoft, MILC, Comic Republic and other organizations soon to be announced.

– We have celebrity endorsements and partnerships with people like AEW wrestler Lio Green which we have used to craft a model for engaging other celebrities ongoing.

- We are establishing a partnership with a high-profile screenwriter from the Marvel

Cinematic Universe to develop a script for a feature film which we will soon be able to announce.

- We are establishing a partnership with the co-founders of a leading artist management agency to assist with developing the franchise in the film, tv, and gaming verticals, which we will also soon be able to announce.

– We have developed a rich product portfolio with multiple revenue streams that cover comics, animation, digital collectibles, art, gaming, and the metaverse that is robust, future-focused, and at the forefront of a new emerging media landscape.

All these factors lead us to a revised valuation of $48.8mn

Disclaimers.

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $50,000.00 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,992.67 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  19.0%
  Marketing costs will cover brand building, advertising and guerilla marekting activities. Metaiye Knights will employ memeber get member tactics and guerilla marketing tactics to drive adoption. Traditional marketing activities will also be carried out including online advertising, trade fair and conventian attendance.

- *Operations*
  18.0%
  Metaiye Knights is being developed as a novel new entertainment experience that combines digital story telling with gaming and gamification. We have begun researching and developing: 1) narratives within an existing Metaiye Knights world framework looking at adjacent extensions and refinements of existing stories, 2) Conceptualization and mechanics of transmedia development 3)

Tokenomics based interpenetrations of virtual space and physical space interactions 4) Impact assessments - metrics tools derived from learning sciences and experience with kindred projects along 4) hackathon activities - dramatic meta-narrative explorations of ethics and plausible futures for simulation and impact assessment. Our research partner is Arizona State University's Centre for Science and Imagination and our development partners are Comic Republic and Unanimous Games.

- *Company Employment*
  10.0%
  Key management, creative and technical personnel will be recruited as the project develops. This will be kept skeletal in the event of us securing our minimum investement only.

- *Working Capital*
  10.5%
  Being that Metaiye Knights is primarily a digital property we do not have a need for extensive working capital or inventory.

- *Inventory*
  11.0%
  Being that Metaiye Knights is primarily a digital property we do not have a need for extensive working capital or inventory. Non-digital inventory will be used primarily as marketing collateral.

- *Build & Development*
  26.0%
  Our most significant costs will go into product development and build. These costs will include graphic novel production, gaming platform and experience development, gamification systems and rewards development as well as all blockchain, data, payments and identity management systems build, integration and ongoing enhancements.

If we raise the over allotment amount of $4,746,732.57, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  19.0%
  Marketing costs will cover brand building, advertising and guerrilla marketing activities. Metaiye Knights will employ member get member tactics and guerrilla marketing tactics to drive adoption. Traditional marketing activities will also be carried out including online advertising, trade fair and convention attendance.

- *Research & Development*
  18.0%

Metaiye Knights is being developed as a novel new entertainment experience that combines digital story telling with gaming and gamification. We have begun researching and developing: 1) narratives within an existing Metaiye Knights world framework looking at adjacent extensions and refinements of existing stories, 2) Conceptualization and mechanics of transmedia development 3) Tokenomics based interpenetrations of virtual space and physical space interactions 4) Impact assessments - metrics tools derived from learning sciences and experience with kindred projects along 4) hackathon activities - dramatic meta-narrative explorations of ethics and plausible futures for simulation and impact assessment. Our research partner is Arizona State University's Centre for Science and Imagination and our development partners are Comic Republic and Unanimous Games.

- *Company Employment*
  20.0%
  Key management, creative and technical personnel will be recruited as the project develops.

- *Operations*
  5.0%
  Non-core development operations will be kept light and all resources will be focused on development, marketing and key personnel onboarding.

- *Working Capital*
  5.5%
  Being that Metaiye Knights is primarily a digital property we do not have a need for extensive working capital or inventory.

- *Inventory*
  1.0%
  Being that Metaiye Knights is primarily a digital property we do not have a need for extensive working capital or inventory. Non-digital inventory will be used primarily as marketing collateral.

- *Build & Development*
  26.0%
  Our most significant costs will go into product development and build. These costs will include graphic novel production, gaming platform and experience development, gamification systems and rewards development as well as all blockchain, data, payments and identity management systems build, integration and ongoing enhancements.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.metaiyeknights.com (www.metaknyts.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/metaknyts

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Metaiye Media Inc.

[See attached]

METAIYE MEDIA, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(AUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Metaiye Media, Inc.
New York, NY

Opinion

We have audited the financial statements of Metaiye Media Inc., which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Metaiye Media Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Metaiye Media Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Metaiye Media Inc.'s ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements being audited.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Metaiye Media Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Metaiye Media Inc.'s ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 22, 2022
Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	221	$	4,264
Restricted cash		54,307		22,202
Account receivable- net		14,250		53,750
Other current asset		372		-
Total current assets		**69,150**		**80,217**
Total assets	**$**	**69,150**	**$**	**80,217**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Accounts payable		90,739		65,897
Total current liabilities		**90,739**		**65,897**
Convertible Note		25,000		-
Total liabilities	**$**	**115,739**	**$**	**65,897**
STOCKHOLDERS EQUITY				
Common Stock		182		175
Equity Issuance Costs		(97,180)		(38,933)
Additional Paid In Capital (APIC)		1,062,621		414,743
Subscription receivables		-		-
Retained earnings/(Accumulated Deficit)		(1,012,212)		(361,666)
Total stockholders' equity		**(46,588)**		**14,319**
Total liabilities and stockholders' equity	**$**	**69,150**	**$**	**80,217**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	774	53,854
Cost of goods sold	-	-
Gross profit	774	53,854
Operating expenses		
General and administrative	286,446	117,300
Sales and Marketing	85,760	-
Research and Development	279,113	280,937
Total operating expenses	651,319	398,238
Operating income/(loss)	(650,545)	(344,384)
Interest expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(650,545)	(344,384)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**(650,545)**	**(344,384)**

See accompanying notes to financial statements.

(in , $US)	Common Stock Shares	Common Stock Amount	Equity Issuance Costs	Additional Paid In Capital (APIC)	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	**1,538,000**	**$ 154**	**$ -**	**$ 17,264**	**$ (17,282)**	**$ 136**
Net income/(loss)					**$ (344,384)**	**$ (344,384)**
Capital raised on Crowdfunding	214,000	$ 21	$ (38,933)	$ 397,479		**$ 358,567**
Balance—December 31, 2020	**1,752,000**	**$ 175.20**	**$ (38,933)**	**$ 414,743**	**$ (361,666)**	**$ 14,319**
Net income/(loss)					**$ (650,545)**	**$ (650,545)**
Capital raised on Crowdfunding	68,618	$ 7	$ (58,247)	$ 647,878	**$ -**	589,637
Balance—December 31, 2021	**1,820,618**	**$ 182.06**	**$ (97,180)**	**$ 1,062,621**	**$ (1,012,212)**	**$ (46,589)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(650,545)	$	(344,384)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Account receivables, net		39,500		(53,750)
Other current asset		(372)		-
Accounts Payable		24,841		65,897
Net cash provided/(used) by operating activities		**(586,576)**		**(332,237)**
CASH FLOW FROM FINANCING ACTIVITIES				
Convertible Notes issuance		25,000		-
Capital raised on Crowdfunding		589,637		358,567
Net cash provided/(used) by financing activities		**614,637**		**358,567**
Change in cash and restricted cash		28,061		26,330
Cash and restricted cash —beginning of year		26,466		136
Cash and restricted cash—end of year	**$**	**54,527**	**$**	**26,466**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Shareholder repayment of an external debt		-		-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Metaiye Media Inc, was formed on August 30, 2019 (Inception) in the State of Wyoming. The financial statements of Metaiye Media Inc, (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, NY.

Metaiye Media is a new entertainment company developing new ways to tell stories. It uses emergent media and technologies including blockchain, VR, AR and AI to create new entertainment, engagement, and commercialization models for the decentralized generation. It's primary property, Metaiye Knights, is a new multi-format, episodic, cyberpunk saga designed to be experienced in mixed reality, graphic novel, gaming, and film formats. The saga will use innovative immersive media, gamification, video gaming, behavioral psychology, behavior, and token economics to encourage its target audience of generation z consumers to engage with its narrative, consume its content and share it with their networks to earn rewards and status. The business understands that a new technological and economic literacy is emerging, and that the traditional entertainment, socializing, and collectibles industries are ripe for disruption by new technologies like AR, VR, blockchain, AI, and digital money. Metaiye Media has a unique formula to use these tools to create a new media property to lead its category.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Restricted cash

Restricted cash incudes cash deposited in an escrow account with Start Engine, a crowdfunding platform.

Income Taxes

Metaiye Media Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. The Company has not yet filed its corporate income tax return for the period ended December 31, 2021 and 2020. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2021 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as "ASC 606"), effective May 24, 2019. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when or as the performance obligations are satisfied

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods or services to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The Company has not yet earned revenue, as it continues to be an early-stage media development company.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 22, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 5,000,000 Common Shares at a $0.0001 par value. As of December 31, 2021, and December 31, 2020, 1,820,618 shares and 1,752,000 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 5,000,000 Preferred Shares at $0.0001 par value. As of December 31, 2021, and December 31, 2020, no Preferred Shares were issued.

4. DEBT

Convertible Note(s)

On December 6, 2021, the Company entered Promissory Convertible Note agreements with Anastasia Amirova and Lulu Atanda in the amount of $25,000 each and $50,000 total. The details and terms of the convertible note are as follows:

The convertible note is convertible into Common Shares at a conversion price. The conversion price is defined as equal to the lesser of (i) the cash price paid per share for equity securities by the investors in the qualified financing multiplied by 0.80, and (ii) the quotient resulting from dividing $5,000,000 by the number of outstanding shares of Common Stock of the Company as of the date of the Note. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (35,311)	$ (96,337)
Valuation Allowance	35,311	96,337
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	240,947	$ (104,978)
Valuation Allowance	(240,947)	104,978
Total Net Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $208,046, and the Company had state net operating loss ("NOL") carryforwards of approximately $32,910. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

During 2021 and 2020, the Company has paid a management fee to its CEO, Dele Atanda, in the amount of $110,150 and $82,620 respectively.

There were no other related party transactions.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 22, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

metaKnyts by Metaiye Media

Storytelling Through Blockchain


IN CODICE APERTO SPERAMUS
A NEW STATE OF THE ART

Website · New York, NY

metaKnyts is Metaiye Media's award-winning Afri-futurist saga on the battle for the soul of the metaVerse. metaKnyts is the world's first Crypto Comic™ and the future of digital collectibles. The saga unfolds across comics, animation, gaming, the metaverse, art, and film in new forms of collectible Crypto Media™ that can appreciate in value and be traded peer to peer independently of the series.

$54,040 raised

$1,095,701 previously crowdfunded

55 Investors	$48.8M Valuation
$26.79 Price per Share	$267.90 Min. Investment
Common Shares Offered	Equity Offering Type
$4.75M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

- A next-generation media franchise at the epicenter of the graphic novel and comic industry, which generated revenues of $1.095B in the US and Canada alone in 2019; the gaming industry which generated $178B of revenues in 2021. the digital collectibles industry which grew at CAGR of 14.2% to $11.8B in 2020 and is expected to grow at CAGR of 25.9% between 2021 and 2022 and the metaVerse which saw investments of $120Bn in the first quarter of 2022, is projected to attract $800B in investment by 2024 and is projected to generate $5T in value by 2030. (*Comichron*, *Newzoo*, *Market Decipher*)
- Assisted by mentors such as Brittany Kaiser - Cambridge Analytica whistleblower star of Netflix documentary The Great Hack; Karen Hunter - Pulitzer prize winner and Sirius XM radio host.
- Strong partnerships with Microsoft, Ebony, Unanimous Games, Comic Republic and others, with ongoing negotiations with film studios and AAA publishers for IP licensing.

OVERVIEW

metaKnyts is a ground-breaking new type of Crypto Media™

metaKnyts is an open, edutainment franchise using blockchain technologies to give people ownership of digital episodes and other saga items. People can buy, earn and build upon these digital items within and independently of the saga.


WHAT IS IT?
METAKNYTS IS AN OPEN, EDUTAINMENT FRANCHISE
Built on blockchain and web 3 technologies
Gives people ownership of digital episodes and saga items
Gives people a way to learn and earn from participating in our metaVerse

Stack Owner's Bonus & Rewards!

Members get an extra 10% shares in addition to rewards below!

Rewards

Get rewarded for investing more into metaKnyts by Metaiye Media:

$268+ Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$280+ Investment
Welcome Tier
Collectible Digital copy of Pilot Season (0) CryptoGrphic Novel + (1) KnytCard from Season 1 KnytCard collection.

$500+ Investment
Upgrade Package
Collectible Digital Copy of Pilot Season (0) CryptoGrphic Novel and first 3 Episodes of Season (1) + (1) KnytCard from Season 1 KnytCard collection.

$1,000+ Investment
Fans Package
Collectible Digital Copy of Pilot Season (0) CryptoGrphic Novel + Collectible Digital Copies of first 6 Episodes of Season (1) + (1) KnytCard from Season 1 KnytCard collection.

$2,000+ Investment
Limited Edition
Collectible Digital Copy of Pilot Season (0) CryptoGrphic Novel+ Collectible Digital Copies of first 9 Episodes of Season (1) + (2) KnytCard from Season 1 KnytCard collection.



All metaKnyts episodes and associated digital items can be brought, tracked, and traded peer to peer on the blockchain automatically without intermediaries, resulting in more freedom, creativity, transparency, and fraud resistance for customers.


WHAT CAN YOU DO WITH IT?
ALL METAKNYTS EPISODES AND ASSOCIATED DIGITAL ITEMS CAN BE:
Bought
Tracked
Traded
Collected
(WITHOUT INTERMEDIARIES) SO YOU GET:
More freedom
Value Retention
More transparency
Fraud resistance

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$5,000+
Investment
KnytCard Tier

Collectible Digital Copy of all 11 Episodes of Season (1) + (4) KnytCards from Season 1 KnytCard collection (1) pfp avatars from OriGene Collection.

$10,000+
Investment
OriGene Tier

Collectible Digital Copies of Pilot Season (0) + Collectible Digital Copies of all 11 Episodes of Season (1) + (3) KnytCards from Season 1 KnytCard collection + (3) pfp avatars from OriGene Collection.

$25,000+
Investment
metaVatar Tier

5% bonus shares + Collectible Digital Copies of Pilot Season (0) + Collectible Digital Copies of all 11 Episodes of Season (1) + A Complete Season 1 KnytCard collection (10 KnytCards) + A Complete OriGene pfp Collection (10 Avatars) + (1) metaVatar.

$50,000+
Investment
metaKnyt Tier

10% bonus shares+3x Collectible Digital Copies of Pilot Season (0)+ 3x Collectible Digital Copies of all 11 Episodes of Seasons (1)+3x Complete Season 1 KnytCard collection (30 KnytCards)+3x Complete OriGene pfp Collections (30 Avatars)+(3) metaVatar

THE PROBLEM

Digital assets are locked in closed platforms that cause them to lose value over time

Today's comic and gaming media industry is massive, creating more value than the music and film industry combined. However, current blockbusters like Marvel Heroes or Fortnite are closed systems where the value created by readers, fans and gamers is locked into the publisher's platforms.



OTHER BRANDS ARE CLOSED SYSTEMS
IF A TITLE IS DISCONTINUED OR USERS MOVE ON TO A NEW FRANCHISE, THIS VALUE IS LOST AND CANNOT BE TRANSFERRED TO NEW PLATFORMS

If a title is discontinued or users move on to a new franchise, this value is lost and cannot be transferred to new platforms. This reduces the potential value of assets created in these closed systems. The same is true with other digital media and collectibles. Current platforms prohibit true ownership of digital items preventing them from realizing their full potential to accrue value.



CURRENT PLATFORMS PROHIBIT TRUE OWNERSHIP OF DIGITAL ITEMS

THE SOLUTION

We believe metaKnyts is a fraud-resistant Crypto Media™ that enhances value

metaKnyts is a cyberpunk saga on the evolution of the internet which takes place across a physical realm "Terra" and its digital twin "Digiterra." It is the tale of a battle between secret FANG and BAT conglomerates of cyber vampires for control of the metaVerse and the souls of mankind. Episodes and related assets are distributed as Crypto Media™, a new blockchain-enabled type of media that can be sold person-to-person directly, in a decentralized and IP preserving manner.


METAKNYTS
1.0
EPISODE 1.0/#2/THE GENESIS BLOCK
ATANDA . THE COLLECTIVE

The above images are from an Episode of Season 1 of metaKnyts that is expected to be released in August 2022.

metaKnyts episodes are accessed using a KnytWallet that lets fans store episodes as digital collectibles they buy alongside other digital items in a platform independent way. In addition to letting fans own comics as crypto assets, metaKnyts will allow people to create novel avatars called metaVatars™ which they can use in unique and compelling ways to engage with and become a part of the saga while also enabling them to capture and accrue value.



For a business model, metaKnyts' KnytWallet lets people buy and sell metaKnyts comics and other collectible media, peer to peer across the world using local and compatible crypto currencies. Our blockchain-powered distribution and payment system allows metaKnyts to utilize multiple payment models and novel community-building tactics which the series is pioneering.


OUR MODEL
METAKNYTS' KNYTWALLET LETS PEOPLE BUY AND SELL METAKNYTS COMICS AND OTHER COLLECTIBLE MEDIA, PEER TO PEER ACROSS THE WORLD USING LOCAL AND COMPATIBLE CRYPTO CURRENCIES

OUR TRACTION

We have a complete series with a large, growing fan base

metaKnyts already has 13 complete episodes and finished core development. Already, we have had over 20,000 copies viewed on Comic Republic where metaKnyts remains a Top 10 title. This immediate popularity translates financially as well, as over 3,500 people have invested over $1 million on StartEngine.


13
Complete episodes
20,000
Viewed copies on Comic Republic
Over 3,500
Have invested over $1million

From a press perspective, we have benefitted from appearances on prominent platforms such as Cheddar TV, Sirius XM, Afropunk, CoinDesk, Privacy by Design, the Digital Asset Report, Impact Fintech, CES, and SXSW. We have also secured partnerships with the African Diaspora Development Institute and Comic Republic, Africa's leading comic production company.

metaKnyts won the first place Gold Award for technology innovation at the Consumer Electronics Show (CES)'s 'Phygital' competition in 2021. Currently, we are ready to launch to a closed beta network of early adopters in Q2 2022, with a wider public release planned for Q4.


AWARD WINNING
BLOCKCHAIN
TECHNOLOGY INNOVATION
CES 2021
1ST PLACE
AWARD WINNER
CONSUMER ELECTRONICS SHOW
1ST PLACE GOLD
INNOVATIONS
2ND PLACE SILVER
INNOVATIONS

metaKnyts introduces class leading capabilities and is one of the most comprehensive projects in the metaVerse

KNYT APP & WALLET

metaKnyts introduces a pioneering Crypto Media™ Wallet that lets fans own digital items independently of the platforms they use to create them. metaKnyts episodes are accessed using a wallet that lets fans store episodes as digital collectibles they buy alongside other digital items in a platform-independent way.


METAKNIGHTS
Episode 1.0
THE GENESIS
BLOCK
Read
Watch
Season All
View All
Episodes

The Knyt App enables fans to take control of their digital items, giving them a safe place to store them regardless of what happens to metaKnyts as a media franchise.



THE MARKET

metaKnyts is one of the world's first Crypto Comics™, and a metaVerse pioneer

metaKnyts is more than a graphic novel, it's a portal to the shifting future of our digital lives, where extended-reality, the metaVerse, gaming and our physical world meet; a first step towards a richly immersive, blended and augmented future, where digital assets can be owned, bought, sold, loaned and traded the same as physical property.


METAKNYTS
METAKNYTS
METAKNYTS
METAKNYTS

Metaiye Media is also developing a metaKnyts metaVerse game with treasure hunt-like quests for assets that can be bought, earned or won and kept safe in the metaKnyts wallet. The metaKnyts game will integrate VR, AR, blockchain, and the metaVerse into a singular decentralized, immersive entertainment experience.


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metaKnyts champions diversity, equity and digital literacy

metaKnyts champions Digital Literacy, STE(A)M education and actively promotes diversity and inclusion in technology. With this charge in mind, we have partnered with the World Economic Forum's Digital Intelligence (DQ) Institute to promote digital literacy and skill development in urban communities. We are also partnering with the African Diaspora Development Institute to use metaKnyts to underpin the delivery of Web 3 training to youth in Africa and in the African diaspora.



WHY INVEST

An inclusive, groundbreaking IP that we believe crosses billion-dollar verticals

metaKnyts is a unique opportunity to own a stake in an exciting property we believe is poised to be one of the leaders of a new category of decentralized crypto entertainment. We are led by stellar management, with advisors and development partners with expertise, connections, and serious track records. The project features dynamic materials, IP, and award-winning technology, and we have a stalwart pipeline of content and IP for future releases. Help us lay the foundation for a new media franchise that redefines entertainment and invest in metaKnyts today.



In the Press

SHOW MORE

Meet Our Team



Dele Atanda

Founder and CEO, Director

Innovator, Entrepreneur &; Future Hacker. Dele is a serial entrepreneur and acclaimed digital visionary. He leads Metaiye Media and metaMe. Foundation as CEO. He previously led innovations for Fortune 100s that became gold standards in their sectors and IBM's Auto, Aerospace and Defense sector as Chief Digital Officer. He has been a pioneering voice on the emergence of web 3.0 tech, notably with his critically acclaimed book The Digitterian Tsunami: Web 3.0 and the Rise of the N.E.O Citizen published in 2013. He is an advocate of the potential of decentralization to advance humanity and dramatically transform society.

Metaiye Media Inc is his primary employment and he spends 40 hours a week working for the issuer, Metaiye Media. Please note he is also currently the CEO of a related entity, metaMe.



Brittany Kaiser

Advisor

Brittany was the Cambridge Analytica whistleblower and the central character of Netflix The Great Hack documentary. Brittany currentl is a Data Activist, Co-Founder of the Digital Assets Trade Association and founder of #OwnYourData.



Karen Hunter

Mentor

Karen is host of The Karen Hunter Show on SiriusXM and is Head of Talk Programming for Urban View. Karen is a Politzer prize winning journalist, best selling author, publisher, distinguished lecturer and Professor in FIlm & Media at the Hiunter College in New York.



NickRosa

Advisor

Nick is Chair of the Immersive Technologies Council of the British Interactive Media Association and Global Head of Immersive Learning at Accenture. Nick has led complex digital solutions across mobile, immersive media, broadcasting and digital entertainment sectors for over 15 years specializing in XR (VR/AR) .



Susan Oh

Advisor

Susan Chairs AI for Impact and is a board member of the UN ' s Blockchain Commission for Sustainable Development. She won The Quantum Impact Award #DecadeofWomen, is an AAJA Knight-Poynter Fellow and was awarded the 1997 Overseas Press Club Award for the handover of Hong Kong to Chinese reporting.



Ifeanyi Oteh

Advisor (Part-Time)

Ifeanyi brings a wealth of legal, commercial and investment management expertise to our team and advises on general legal commercial and investor relations issues.



Peter Bidewell

Marketing Lead

Peter leads R3's Blockchain practice helping Fortune 100 clients realise strategic implementations of blockchain solutions fit for enterprise scale. He has grown companies across Fintech, Entertainment and Edtech globally and is currently marketing lead for Metaiye Media's technical partners - metaMe and The internet Foundation. the issuer 10 hours a week.



Shyam Duraswami

Tech Lead

Shyam is is Chief Strategis for CPQ and Metaiye Media's Technical lead with over a decade of experience with leading edge technologies, systems and digital operations. His experience spans sports, automotive and media. Shyam regularly works with startups and research teams on developing products and business models that leverage the web 3.0 architecture and is a public speaker on Blockchain ecosystems.



David Lewis

Crypto Art Dvision Lead (Part-Time)

David Lewis leads Metaiye Media's Crypoto Art Division and comes with a wealth of knowldege from the crypto art community and on the technical deployment of NFTs.



Omotayo 'Tayo' Ladipo

Artist and Community Emissary (Contractor)

Tayo, creater of the revered Ebabes collection and known to the NFT artist community as 'Tayodamnshoes', is celebrated for Africentric interpretation of diaspora themes, figures, religions and cultural influences in her art.



Shawntel ohnson

Artist and Community Emissary (Contractor)

Shawntel, 1st generation Afro-Caribbean American artist mononymously known as 'Shawntel', is widely admired for her use of vibrant colors. As a thought leader in the NFT community, Shawntel routinely serves as a community curator, cultivator and connector.



Nnenna 'Nes' Onwudiwe

Artist and Community Emissary (Contractor)

Nes, 1st generation Nigerian American, is a compassionate and driven fine art practitioner with strong multidisciplinary experience.



Cyprian Aarons

Developer (Part-Time)

Cyprian is our code Ninja and lead developer for the metaKnyts proiject.



Brendon Ellington

Product Owner (Part-Time)

Brendon brings years of product ownership and product management experience to the team and serves as our agile coach and programme leader.

Offering Summary

Company	Metaiye Media Inc.
Corporate Address	600 5th Avenue, New York, NY 10020
Offering Minimum	$9,992.67
Offering Maximum	$4,746,732.57
Minimum Investment Amount (per investor)	$267.90

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	373
Maximum Number of Shares Offered	177,183
Price per Share	$26.79
Pre-Money Valuation	$48,836,937.66

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based

Super Early Bird

Invest within the first First 72 hours and receive 10% bonus shares.

Early Bird

Invest within the first week and receive 5% bonus shares.

Audience-Based

$280+ | Welcome Tier

Collectible Digital copy of Pilot Season (0) CryptoGrphic Novel + (1) KnytCard from Season 1 KnytCard collection.

$500+ | Upgrade Package

Collectible Digital Copy of Pilot Season (0) CryptoGrphic Novel and first 3 Episodes of Season (1) + (1) KnytCard from Season 1 KnytCard collection.

$1,000 | Fans Package

Collectible Digital Copy of Pilot Season (0) CryptoGrphic Novel + Collectible Digital Copies of first 6 Episodes of Season (1) + (1) KnytCard from Season 1 KnytCard collection.

$2,000 | Limited Edition Tier

Collectible Digital Copy of Pilot Season (0) CryptoGrphic Novel+ Collectible Digital Copies of first 9 Episodes of Season (1) + (2) KnytCard from Season 1 KnytCard collection.

$5,000+ | KnytCard Tier

Collectible Digital Copy of all 11 Episodes of Season (1) + (4) KnytCards from Season 1 KnytCard collection (1) pfp avatars from OriGene Collection.

$10,000+ | OriGene Tier

Collectible Digital Copies of Pilot Season (0) + Collectible Digital Copies of all 11 Episodes of Season (1) + (3) KnytCards from Season 1 KnytCard collection + (3) pfp avatars from OriGene Collection.

$25,000+ | metaVatar Tier

5% bonus shares + Collectible Digital Copies of Pilot Season (0) + Collectible Digital Copies of all 11 Episodes of Season (1) + A Complete Season 1 KnytCard collection (10 KnytCards) + A Complete OriGene pfp Collection (10 Avatars) + (1) metaVatar.

$50,000+ | metaKnyt Tier

10% bonus shares + 3x Collectible Digital Copies of Pilot Season (0)+ 3x Collectible Digital Copies of all 11 Episodes of Seasons (1) + 3x Complete Season 1 KnytCard collection (30 KnytCards) + 3x Complete OriGene pfp Collections (30 Avatars) + (3) metaVatars.

Loyalty Bonus | 8% Bonus Shares

As you have previously invested in Metaiye Media, you are eligible for additional bonus shares.

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Metaiye Media Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $26.79 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $2679. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

METAKNYTS PILOT EPISODES #0 & #1 NOW AVAILABLE ON AMAZON

19 minutes ago


METAIYE KNIGHTS
E0.1
COMIC REPUBLIC
ATANDA . THE COLLECTIVE

Dear metaKnyts enthusiast,

METAKNYTS PILOT EPISODES #0 & #1 NOW AVAILABLE ON AMAZON

In preparation for the release of the keenly awaited metaKnyts Season 1, Episode 1.0, (#2) later this month we are releasing the final episode from the pilot season on Amazon today ***in print***. You can now get a hard copy of both pilot episodes of metaKnyts today.

The metaKnyts saga kicked off with a chance meeting between our protagonist Deji, a homeless, washed out and failed whistleblower and Satoshi Nakamoto, the mysterious creator of Bitcoin. This meeting awakened Deji to a reality he could not imagine when he came to the defense of an outnumbered Satoshi, fleeing a gang of Fang agents.

EPISODE #1 TAKES US INTO DIGITERRA

We see the culmination of the battle between Deji and the Fangs in metaKnyts #1 while we also learn Satoshi's back story. We learn he was a computing savant as a child and that he helped banks prepare for the millennium bug back at the turn of the 21st century. We also learn why he became disillusioned with the financial system and what drove him to create bitcoin.

Episode #1 continues where Episode #0 left off with Satoshi swooping back to Digiterra to try and find some information on the homeless hero that came to his aid. He's shocked by what he discovers and realizes there's more to this chance encounter than he had expected. He races back to Terra with a clear understanding of what needs to happen next. Both he and Deji will have to make a choice that will require a leap of faith. The stakes however, are high and time is running out. Pick up your copy to learn why.



METAKNYTS IS POISED TO BECOME CRYPTO MEDIA CLASSIC

metaKnyts is well on its way to becoming a cult classic in the web 3, sci-fi and comic community. Pick up your copy of this Neo-classic here on Amazon today. You can also visit our website metaKnyts.com to learn more about the story and project.

BUY EPISODE 0.1 NOW



TRANSFORMING OWNERSHIP THROUGH STORYTELLING & PLAY

metaKnyts and its parent Metaiye Media are transforming ownership through storytelling and play. The story is not only available in print as a traditional comic but is also available in a digital collectible NFT format that can be owned and shared or traded peer to peer independently of the franchise.



However we are transforming ownership most dramatically by giving our fans and community an opportunity to own shares and real equity in our company through investing in us on StartEngine.

If you want to own shares in a company at the forefront of next generation, collectible media then invest in metaKnyts today.

Warmly,

Dele Atanda

Founder and CEO | Metaiye Media Inc

Join Dele Atanda on SupraOracles' What's Hot & What's Not Webinar on Sept 14th

5 days ago


SUPRA ORACLES
WEB3 IN MEDIA & ENTERTAINMENT
What's Hot & What's Not
Join the Webinar
Sep 14, 2022, 10.00pm UTC
Linda Unugboke
Director of Partnerships, Media & Entertainment, SupraOracles
Ceslie Armstrong
CEO & Executive Producer, OnChain Media + Entertainment LLC
Dele Atanda
Founder & CEO, MetaMe I Metaiye Media
Sunny River
Co-Founder, Jpeg Culture

What has been an incredible year of conferences and webinars for us at Metaiye Media including sessions at SXSW, Consensus and NFT.NYC to name but a few, continues this fall with a series of events where we will be joining thought leaders and the people shaping the future of entertainment and media to explore how the industry is evolving. The first of these will be a webinar on ***What's Hot and What's Not in Web 3 in Media and Entertainment***. It will be held on **September 14th at 10.00PM UTC** by one of our soon to be announced strategic partners SupraOracle. Join our CEO Dele Atanda along with Ceslie, Armstrong from OnChain Media + Entertainment, Sunny River from Jpeg Culture and Linda Unugboke from SupraOracle as they discuss what's on the horizon for media and entertainment in web 3 and what's on it's way out.

If you want a front row seat and first hand insight into what's going to be driving this trillion dollar sector then you will not want to miss this. You can register for the webinar **here.**

Come to also learn why Metaiye Media and the metaKnyts franchise are not only at the fore front but very much in the drivers seat of the emerging crypto media landscape and why investing in the company at this early stage of its development represents such a great opportunity for investment returns. Don't miss out... Invest today.


SUPRA ORACLES
WEB3 IN MEDIA & ENTERTAINMENT
What's Hot & What's Not
Join the Webinar
Sep 14, 2022, 10.00pm UTC
SPEAKER
Dele Atanda
Founder & CEO, MetaMe Inc. & Metaiye Media

metamedia Campaign 2 Investor Webinar

9 days ago


METAKNYTS
powered by
metaMe

Check out metaMedia's first investor webinar for our second Reg CF offering with our CEO and founder Dele Atanda. In this webinar Dele discusses the identity of metaMedia as a next generation, trans- media company. and the purpose of the project around transforming ownership through storytelling and play.

We reflect on the successful completion of campaign 1 and its alignment with our mandate of inclusion with a high representation of investors new to Reg CF and in many cases investment overall. This webinar gives an overview of the project and explains where it sits in the burgeoning crypto media and digital collectibles space. We give some insight into our product portfolio and roadmap and our vision for the business going forward. Many of your questions will be addressed and the webinar concludes with a Q&A session where more questions were raised and answered.

If you weren't able to join us last Friday then view the recording for an in depth update on the project and how it remains at the forefront of the future of digital collectibles and next generation media. You can see the webinar in full here.

CORRECTION: WEBINAR THIS FRIDAY 08/26 AT 1730EST

13 days ago


METAKNYTS
CAMPAIGN 2.0
STARTENGINE.COM/METAKNYTS
INVEST IN THE FUTURE OF COLLECTIBLE MEDIA
METAMEDIA
start engine

CORRECTION: 1st INVESTOR WEBINAR WILL BE THIS FRIDAY 08/26 AT 1730EST

Apologies our last update incorrectly said we were holding our first investor webinar for our new StartEngine campaign on Friday the 17th of August. This was a mistake and should have said Friday the 26th of August at 1730 EST. So please **register via this** link if you would like to attend tomorrow. We will also record the session and send it out to all registrants so be sure to register to get sent the recording even if you can't attend.

Warmly,

Dele Atanda

Founder and CEO || metaMedia Inc

CAMPAIGN 2.0 IS OFF TO A GREAT START

15 days ago



METAKNYTS
CAMPAIGN 2.0
STARTENGINE.COM/METAKNYTS
INVEST IN THE FUTURE OF COLLECTIBLE MEDIA
METAMEDIA
start engine

CAMPAIGN 2.0 RAISES OVER $39K IN 1ST 72 HOURS

Thank you again for being a founding investor in metaMedia. Our second Reg CF campaign has gotten off to a great start thanks to the support of investors like you! metaKnyts is set to reshape the comic, gaming and metaVerse industry with a rich portfolio of creative and technical IP. Our community has swollen to over 3,600 investors, many of whom are new to investing, in line with our inclusion mandate.

TRANSFORMING OWNERSHIP THROUGH STORYTELLING AND PLAY

Our IP and content development strategy has delivered a 6X ROI for current shareholders and we are well positioned to grow the business and fulfill our mission of transforming ownership through storytelling and play while ethically building shareholder value.

EARLY BIRD BENEFITS END THIS THURSDAY

If you have not done so already be sure to invest by Thursday at 1300ET to claim your additional early bird bonus and maximize your ROI.

JOIN OUR INVESTOR WEBINAR AT 1730 THIS FRIDAY

We will be holding the first Campaign 2.0 Investor Webinar via Zoom this Friday, August 17th at 5.30PM EST. We will walk through our business plan and answer any questions you might have about the campaign or project. You can register via this link.

On behalf of the whole metaMedia team thank you again for your support and we look forward to sharing the fruits of our success as we ascend on this journey together with our community of investors like you who have been with us since the start.

Warmly,

Dele Atanda

Founder and CEO || metaMedia Inc

metaMedia's metaKnyts Campaign 2.0 Now Live

20 days ago



METAKNYTS
CAMPAIGN 2.0
STARTENGINE.COM/METAKNYTS
LIVE! INVEST NOW
GET EARLY BIRD BONUSES
METAMEDIA
start engine

metaMedia's Reg CF Campaign 2.0 Launches Today

Thank you for your interest in metaMedia. We now enter our second phase with a compelling proposition. Our lead franchise metaKnyts, is set to reshape the comic, gaming and metaVerse industry with a rich portfolio of creative and technical IP. Our community has swollen to over 3,600 investors, many of whom are new to investing, in line with our inclusion mandate.

Transforming Ownership Through Storytelling and Play

Our IP and content development strategy has delivered a 6X ROI for our first reg CF campaign shareholders. We are well positioned to fulfill our mission of transforming ownership through storytelling and play while ethically building shareholder value.

Campaign 2 Brings Many Benefits to Early Bird Investors

Campaign 2.0 went live at 1300 EST today so be sure to invest within the first 72 hours to maximize your ROI. If you do and are also a StartEngine investor you will receive a whopping 28% bonus on your investment! To recap early bird perks include:

- An 8% bonus on your campaign 2 investment

- A 10% bonus if you reinvest within the first 72 hours of our relaunch

- A 5% bonus if you reinvest within the first 5 days of relaunch

- A 10% bonus if you are also a StartEngine investor.

If You Have Any Question or Wish to Learn More Join our AMA today 08/18 at 1700EST

We will be holding an AMA (Ask Me Anything) on Twitter Spaces today at 5PM EST where will answer any questions that you might have about the campaign or project. You can join via this link.

On behalf of the whole metaMedia team thank you again for your support and we look forward to sharing the fruits of our success as we ascend on this journey together with investors like you who have been with us since the start.

Warmly,

Dele Atanda

Founder and CEO || metaMedia Inc

END OF UPDATES

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Michael W. 12 INVESTMENTS 8 days ago
I take back my previous grief with Metaknyts. I am happy to say that I was able to finally access my NFTs. It was not an easy process, but I think that just comes with the territory of NFTs and crypto. I think the communication could have been better, but I know they are working on it so I am inclined to give them a bit of leeway. I was extremely excited about this venture and still am optimistic about the potential, the only thing that I am waiting for now is my physical copy. I just thought I should update everyone, since I was pretty upset prior to this update.
0 View 1 reply

Frederick R. 6 INVESTMENTS 10 days ago
I seen Michael W. comments and I have the same skepticism about investing on this round. I've sent plenty of emails and received only a few replies months apart. I still cannot locate my NFT which was a Christmas gift from you guys. Can someone please assist me???
0 View 1 reply

Michael W. 12 INVESTMENTS 12 days ago
How about fulfilling the promises of your last raise first. I would caution anyone investing in this to do some research and ask some previous investors what they think first. My experience has been nothing but trouble. They continue to seek new investors while not delivering on the promises of the past. I invested 1000+ dollars to get extra perks when in reality I did not even get the lower tier perks. It really seems like a scam to me and appears that I will never get what was promised, let alone a return on my investment. Take EXTREME Caution when considering this as an investment.
1 View 6 replies

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afurahå b. 11 INVESTMENTS 13 days ago
There is a discrepancy in the lowest funding amount - 104... to... 114.18 vs the average SE lowest investment option. I emailed SE with no reason to wait as long as I have thus far. How will you remedy this? Do I accept the lowest Mom and Pop eye to why eyes 👀 are best when win win situations're questioned? Thank Q![321]
0 View 3 replies

Jason C. 4 INVESTMENTS 13 days ago
Hi. I'm just curious. I've had over 70 shares with you guys. I saw that they've gone up. How do I check everything. To see what my profits are and if I wanted to sell some. I've been with you guys since the beginning of 2021. I'm not saying I'm selling. Cause I'm not. I just need to figure out how to find everything I need to know? In case I ever did need some. Thank you
1 View 3 replies

Electronics G. 13 days ago
Dear Friend,

I need your assistance to move some funds($35 million dollar) from my bank to you for investment project, i work with Hang seng bank Hong Kong Please reply for more details of this business deal,contact me on winstonchu2000@yahoo.com

Regards,
Winston Chu
winstonchu2000@yahoo.com
0

---

bonita b. 12 INVESTMENTS 16 days ago
I still have not received my avatar. I sent the information but still nothing.
2 View 1 reply

Michael A. SE OWNER 49 INVESTMENTS 17 days ago
After getting in touch with your team via email, I am still waiting for my avatar after my investment in the last funding round
1 View 2 replies

Juan R. 9 INVESTMENTS 17 days ago

So, what is the difference from the Metaiye Knights offering last year on Startengine and now metaMedia....same people different name?

1 View 1 reply

Jon G. SE OWNER 8 INVESTMENTS 18 days ago

One more question. Did you know there is already a company called MetaMedia, "MetaMedia is an entertainment technology company that creates next-generation technologies and new revenue-generating opportunities for content producers and cinemas. MetaMedia created and launched the MetaMedia Entertainment Network TM the first global, cloud-based distribution platform." How are you also calling the company this?? Or am I reading this wrong?? I'd love to take the risk and invest more in this, but something seems off...

0 View 2 replies

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start engine

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Audio

“metaKnyts is the world’s first Crypto

Comic™ and the future of digital

collectibles.”

(4-5 seconds)

“metaKnyts is a cyberpunk saga that pits

heroes from diverse backgrounds against a

clan of cyber vampires, called FANGs in the

mythical world of Digiterra.. Think the Matrix

meets Mr. Robot on the road to Wakanda.”

(13-14 seconds)

Dele on metaKnyts

“metaKnyts isn’t just a graphic novel, it’s a

portal to the shifting future of your digital life,

where extended-reality gaming and the

physical world meet”

(9 seconds)

Dele on Karen Hunter’s show (16 s)

“Anything you can imagine on a playing

card can be created as a collectible digital

item and saved in your personal media

wallet. (9 s)

Dele explaining digital assets (20

“Your digital items and rewards can be

stored in your phone accruing value over

time.”

(6 seconds)

“It only takes a few minutes to purchase metaKnyts shares on StartEngine,com. With your investment, you can own a stake in metaKnyts and the future of digital collectibles.”

(10 seconds)

Total: ~90 seconds

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

For Office Use Only

Profit Corporation
Articles of Amendment

1. Corporation name:

Metaiye Media Inc

2. Article number(s) 2 is amended as follows:

****Article number(s) is not your filing ID number.** Example: 2000-000123456*

Name is amended as follows:
metaMedia Inc

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

N/A

4. The amendment was adopted on July 25th 2022
(Date – mm/dd/yyyy)

RECEIVED
AUG - 3 2022
WYOMING
SECRETARY OF STATE

5. Approval of the amendment: *(Please check **only one** appropriate field to indicate the party approving the amendment.)*

- [x] **Shares were *not* issued** and the board of directors or incorporators have adopted the amendment.

OR

- [ ] **Shares were issued** and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.

OR

- [ ] **Shares were issued** and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: [signature]

(May be executed by Chairman of Board, President or another of its officers.)

Date: July 25th 2022
(mm/dd/yyyy)

Print Name: Dele Atanda

Title: CEO

Contact Person: Dele Atanda

Daytime Phone Number: 718 286 9798

Email: dele@metame.com

(Email provided will receive annual report reminders and filing evidence.)
**May list multiple email addresses*

Checklist

- [x] ***Filing Fee: $50.00*** Make check or money order payable to Wyoming Secretary of State.
- [x] Please submit one **originally signed** document.
- [x] **Typical processing time is 3-5 business days** following the date of receipt in our office.
- [x] *Refer to original articles of incorporation to determine the specific article number being amended or use the next number in sequence if you are adding an article.
- [x] Please review form prior to submitting to the Secretary of State to ensure all areas have been completed to avoid a delay in the processing time of your documents.

Wyoming
Secretary of State

Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only
WY Secretary of State
FILED: Aug 30 2019 8:19AM
Original ID: 2019-000873519

Profit Corporation
Articles of Incorporation

I. The name of the statutory close corporation is:
Metai Knights Media Inc

II. The name and physical address of the registered agent of the statutory close corporation is:
JAM Escrow Services, L.L.C.
1712 Carey Ave Ste 100
Cheyenne, WY 82001

III. The mailing address of the statutory close corporation is:
1712 Carey Avenue, Suite 100
Cheyenne, WY 82001

IV. The principal office address of the statutory close corporation is:
1712 Carey Avenue, Suite 100
Cheyenne, WY 82001

V. The number, par value, and class of shares the statutory close corporation will have the authority to issue

Number of Common Shares:	5,000,000	Common Par Value:	$0.0001
Number of Preferred Shares:	5,000,000	Preferred Par Value:	$0.0001

VI. The name and address of each incorporator is as follows:
JAM Escrow Services, LLC
1712 Carey Avenue, Suite 100, Cheyenne, WY 82001

Signature: *Melissa Pope* Date: **08/30/2019**

Print Name: **Melissa Pope**

Title: **Organizer**

Email: **info@dapcpa.org**

Daytime Phone #: **(307) 638-3170**

☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Business Corporation Act, (W.S. 17-16-101 through 17-16-1804) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Incorporation that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I affirm, under penalty of perjury, that I have received actual, express permission from each of the following incorporators to add them to this business filing: JAM Escrow Services, LLC

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☐ An Individual ☑ An Organization

The Wyoming Secretary of State requires a natural person to sign on behalf of a business entity acting as an incorporator or organizer. The following individual is signing on behalf of all Organizers or Incorporators.

Filer Information:

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Incorporation.

Signature: *Melissa Pope* Date: **08/30/2019**

Print Name: **Melissa Pope**

Title: **Organizer**

Email: **info@dapcpa.org**

Daytime Phone #: **(307) 638-3170**

Consent to Appointment by Registered Agent

JAM Escrow Services, L.L.C., whose registered office is located at **1712 Carey Ave Ste 100, Cheyenne, WY 82001**, voluntarily consented to serve as the registered agent for **Metai Knights Media Inc** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Melissa Pope* Date: **08/30/2019**

Print Name: **Melissa Pope**

Title: **Organizer**

Email: **info@dapcpa.org**

Daytime Phone #: **(307) 638-3170**

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF INCORPORATION

Metai Knights Media Inc

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **30th** day of **August**, **2019** at **8:19 AM.**

Remainder intentionally left blank.


GREAT SEAL OF THE STATE OF WYOMING
EQUAL RIGHTS

Filed Date: 08/30/2019

Secretary of State

Filed Online By:

Melissa Pope

on 08/30/2019

Wyoming

Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

WY Secretary of State
FILED: 01/12/2021 11:55 AM
Original ID: 2019-000873519
Amendment ID: 2021-003104183

Profit Corporation
Articles of Amendment

1. Corporation name:

Metai Knights Media Inc

2. Article number(s) 1 is amended as follows:

**Article number(s) is not your filing ID number. Example: 2000-000123456*

Name is amended as follows:
Metaiye Media Inc

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

N/A

4. The amendment was adopted on 12/01/2020
(Date – mm/dd/yyyy)

RECEIVED JAN - 4 2021 WYOMING SECRETARY OF STATE

5. Approval of the amendment: *(Please check **only one** appropriate field to indicate the party approving the amendment.)*

- [x] **Shares were *not* issued** and the board of directors or incorporators have adopted the amendment.

OR

- [ ] **Shares were issued** and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.

OR

- [ ] **Shares were issued** and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: ______________________ **Date:** 12/21/2020

(May be executed by Chairman of Board, President or another of its officers.) *(mm/dd/yyyy)*

Print Name: Dele Atanda

Title: CEO

Contact Person: Dele Atanda

Daytime Phone Number: 718 286 9798

Email: dele@metame.com

(Email provided will receive annual report reminders and filing evidence.)
**May list multiple email addresses*

Checklist

- [x] ***Filing Fee: $50.00*** Make check or money order payable to Wyoming Secretary of State.
- [x] Please submit one **originally signed** document.
- [x] **Typical processing time is 3-5 business days** following the date of receipt in our office.
- [x] *Refer to original articles of incorporation to determine the specific article number being amended or use the next number in sequence if you are adding an article.
- [x] Please review form prior to submitting to the Secretary of State to ensure all areas have been completed to avoid a delay in the processing time of your documents.

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF NAME CHANGE

Current Name: **Metaiye Media Inc**
Old Name: **Metai Knights Media Inc**

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **12th** day of **January**, **2021**

Secretary of State

By: Lori Medina

Filed Date: 01/12/2021

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

Liked

by Dele Atanda and 3 others

(((metaKnyts))) @metaknyts · 23h

Chapter 2 begins shortly. Now you can be a collector and a shareholder. #nft #comicbook #wheresalpha



METAKNYTS
CAMPAIGN 2.0
STARTENGINE.COM 08/18
INVEST IN THE FUTURE OF COLLECTIBLE MEDIA
METAMEDIA
start engine

2 6 14

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 17 min read



author:
Johanna Cronin

StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.

This blog post was last updated on August 15, 2022.

metaMedia
metaKnyts | *Storytelling Through Blockchain*

Description of Business
metaKnyts is metaMedia's award-winning Afri-futurist saga on the battle for the soul of the metaVerse. metaKnyts is the world's first Crypto Comic™ and the future of digital collectibles. The saga unfolds across comics, animation, gaming, the metaverse, art, and film in new forms of collectible Crypto Media™ that can appreciate in value and be traded peer to peer independently of the series.

Reasons to Invest

- A next-generation media franchise at the epicenter of the graphic novel and comic industry, which generated revenues of $1.095B in the US and Canada alone in 2019; the gaming industry which generated $178B of revenues in 2021 and the digital collectibles industry which grew at CAGR of 14.2% to $11.8B in 2020 and is expected to grow at CAGR of 25.9% between 2021 and 2022. *(Comichron, Newzoo, Market Decipher)*
- Assisted by mentors such as Brittany Kaiser – Cambridge Analytica whistleblower star of Netflix documentary The Great Hack; Karen Hunter – Pulitzer prize winner and Sirius XM radio host.
- Strong partnerships with Microsoft, Ebony, Unanimous Games, Comic Republic and others, with ongoing negotiations with film studios and AAA publishers for IP licensing.

Team
Dele Atanda: Founder and CEO, Director, LinkedIn
Brittany Kaiser: Advisor, LinkedIn

Lattis
Lattis | *Next-Gen Software Platform for Micromobility*

Description of Business
Lattis is laying down a new software infrastructure for the future of micromobility with our white-label software platform that allows micromobility operators to launch, track, manage, and monetize their services.

Reasons to Invest

- Over 76,000 trips taken on the Lattis platform, with 79% average MoM revenue growth in 2021.
- The global micromobility market is projected to reach between $300B and $500B by 2030, and is expected to overtake e-hailing services.*
- Our next target is the delivery market. Lattis plans to utilize the more than 2,600 vehicles currently registered with our platform to improve both delivery speed and cost for merchants.

Team
Jack Al-Kahwati: CEO, LinkedIn
Jeremy Ricard: CTO, LinkedIn

Cern Corporation
Cern Corporation | *Microbicidal Light Treatment for Fungal & Bacterial Vaginosis*

Description
Cern Corporation, Inc. is developing and commercializing an effective, non-drug therapeutic treatment for fungal and bacterial vaginosis. The Cern Device™ uses low-level microbicidal light to mitigate pathogens associated with yeast and bacterial vaginosis in order to promote a healthy microbiome without the need for drugs. The small, device, similar in size to a tampon, is designed for use at home, as needed when needed, based on familiar symptoms. Our company is pre-revenue and in prototyping stages. Cern has been granted utility and design patents along with trademarks. Cern has also received supportive 3rd part assessment specific to Freedom to Operate.

Reasons to Invest

- We believe the Cern Device™ is the only patented Microbicidal Light device for the treatment of fungal, as well as bacterial vaginosis.
- The global FemTech Market Size accounted for $46.3B in 2021 and is projected to grow an average CAGR of 13.3% from 2020 till 2025 (source).
- Cern has received both utility and design patents along with independent review confirming Freedom to Operate. Our technology and application have been acknowledged by independent science and healthcare experts as what may be a significant break-through for women's health.

Massage Robotics
Massage Robotics | *Just for the feel of it*

Description of Business
Life hurts, so we make massage robots to feel human again. There is a shortage of therapists, a reputation of sexual misconduct, and escalating prices at massage/wellness clinics–and all of these are getting worse. We are the first to create a massage robot enabled by Machine Learning, AI, and Natural Language Processing to address the $110B global massage market. We offer a Robot-as-a-Service (RaaS) monthly subscription for B2B wellness clinics. Robots can work 24/7/365–no vacations, sick days, holidays, benefits, or taxes–to generate significant profits.

Reasons to Invest

- Massage robots are the solution to a shortage of therapists, the problems of sexual misconduct, and the escalating prices at massage and wellness clinics.
- We are good at what we do. For 22 years, the founders have designed hundreds of products for Startups to Fortune 500 companies across the globe. They have launched new products in the areas of automation, aviation, military, medical, industrial, and consumer electronics. Plus, a successful Exit in 2006.

Team
Christian Mackin: Co-founder, Secretary, Treasurer, Director & CEO, LinkedIn
Sean Mackin: Co-Founder & Business Development, LinkedIn

DrySee, Inc.
DrySee, Inc. | *Visibly Better Protection*

Description of Business
DrySee is a waterproof bandage with built-in liquid intrusion technology that alerts the user when water has penetrated their bandage. DrySee owns all of our intellectual property, holds two global patents, and is currently in-market with products. We believe DrySee has produced meaningful innovation that solves real wound care problems.

Reasons to Invest

- We believe DrySee is the world's only patented, waterproof dressing with a liquid indicating perimeter band, and a liquid indicating center pad. This reduces potential for surgical site or wound site infection and contamination.
- DrySee liquid indicating, waterproof, thin film dressing targets the $2.46 billion advanced dressings market (source) and is intended for use in surgery, post-operative care and for home use.

- DrySee could be the bandage of choice in the 10.3 million in-patient, 11.4 million surgery center procedures, plus millions of in-office surgeries each year (source).

Team
Brad Greer: CEO, LinkedIn
Walter G. Mayfield: Chairman of the Board

AllCertified, Inc.
AllCertified, Inc. | *NFT Patent-Pending Digital Autograph Toolkit*
https://www.allcertified.ai/

Description of Business
AllCertified has developed a visionary patent pending digital toolkit, that enables individuals to create, manage and affix digitized autographs to NFTs to guarantee authenticity. This process not only has the potential to increase the worth of an NFT by attaching its creator or a celebrity's autograph to it, but it also certifies an NFT's legitimacy and addresses the problem of fraudulent transactions. The company is spearheaded by a seasoned group of NFT gurus and fintech programmers with more than 60 years of combined experience. AllCertified is pre-revenue. Only now, having filed in May its IP patent-protection documents covering 156 countries, will business development, sales and marketing action steps begin.

Reasons to Invest

- Patent-pending technology allows AllCertifed to affix a digital, blockchain-authenticated autograph to guarantee an NFT's authenticity.
- The global digital NFT collectible market grew to $41 billion in 2021 (source).
- NFTs are collectibles, and astute fans, collectors, investors and auction houses know from experience that autographed collectibles are worth multiple times more than unsigned pieces (source).

Team
Michael Eckstein: Founder/CEO, Director, President, Secretary, and Treasurer, LinkedIn
Dennis Egen: CTO & Director, LinkedIn

Swiss Precision, Inc.
Swiss Precision, Inc. | *Serving Our Customers to Improve Their Quality of Life*
https://swissprecisionactive.com/

Description of Business
Swiss Precision is an Eco HealthTech apparel brand that blends copper and natural organic fabrics for the medical scrub, uniform, and accessories markets. Our fabrics combine copper's antimicrobial benefits with a design for fit and style, making them lightweight, wash durable, moisture wicking, and odor-free. Our company is currently pre-revenue, but we have been accepted as a vendor to be sold across 50,000 hospitals in the US and we intend to launch our product alongside our campaign launch.

Reasons to Invest

- We believe we have made one of the first new and unique copper + natural, fully patented Eco HealthTech materials
- Targeting the $94 billion medical clothing and accessories market, it is expected to grow to USD 140.64 billion in 2028 at a CAGR of 5.9% in the 2021-2028 period (source)
- Minority-owned and accepted as a vendor to be sold across 50,000 hospitals in the US

Team
Leslie C. Dotson: CEO, CFO, Director, LinkedIn
Rob Steven Williams: President, Secretary, Director, LinkedIn

Avadi Engines
Avadi Engines | *Re-Imagining Power*
https://www.avadiengines.com

Description of Business
Avadi Engines is redefining the internal combustion engine. The Avadi MA-250 is a lightweight, high-performance, and eco-friendly advancement on traditional internal combustion engine technology that the team has spent years designing, prototyping, and testing. Avadi Engines is currently in the prototype stage and pre-revenue.

Reasons to Invest

- Our Avadi MA-250 is approximately half of the weight and double the torque & horsepower of the nearest competing engine, all while burning approximately 30% less fuel. According to internal testing.
- The internal combustion engine market is expected to grow from $55.1 billion in 2020 to $73.8 billion by 2028.*
- Avadi has four fully-issued patents on our engine design in the US, Canada, Singapore, and Taiwan, with more patents pending, including in Australia, Japan, Korea, China and the vast number of countries covered by the PCT (Patent Cooperation Treaty).

Team
Landon Wilkinson: CEO & President – LinkedIn
Michel Arseneau: Chief Technology Officer

Infinity Fuel Cell
Infinity Fuel Cell | *Inventing the Carbon Free Future*
https://infinityfuel.com

Description of Business
Infinity designs, builds, tests and delivers complete electrochemical systems for spacecraft, aircraft, and underwater vehicles. Our mission is to enable the future of a new generation of clean, quiet, high-performance aerospace electrochemical systems and to bring these back to earth to help create a carbon-free green hydrogen economy.

Reasons to Invest

- Two of today's hottest emerging multi-billion-dollar markets, space commerce and green renewable energy, in a single investment.
- The U.S. government committed to advance hydrogen and global recognition that Hydrogen and Hydrogen fuel cells will play a significant role in "Inventing the Carbon-free Future™" by allocating $8BN from a recent Infrastructure Bill.

Team
William F. Smith: President, CEO
Mark Murdoch: Vice President, Operations and Quality – LinkedIn

VeraScore
VeraScore | *Cultivating financial health for the future.*
https://www.myverascore.com

Description of Business
VeraScore™ is a pre-revenue SaaS fintech platform designed to objectively measure a consumer's financial health. Our mission is to easily connect lenders with responsible borrowers, promote financial literacy, and level the playing field for all individuals, including those in traditionally underserved markets.

Reasons to Invest

- VeraScore™ delivers an objective analysis of an individual's financial health in order to minimize risk for lenders and benefit underserved consumers.
- The consumer credit scoring market alone is worth $6 billion annually, while the consumer underwriting market costs more than $140 billion annually. Moreover, banks are increasingly relying less on the use of FICO scores.*
- Spearheaded by an elite team of established executives with over a century of combined experience.

Team
Geff Woodward: Founder, CEO, and Chairman of the BOD – LinkedIn
Trond-Henning Olesen: Co-founder, CTO, and Vice Chairman of the BOD – LinkedIn

Milo Health

Milo Health, *Better | simpler prescription care*

https://milorx.com

Description of Business

Milo allows you to see and control your own prescriptions on your smartphone. Without Milo, your prescriptions reside in the locked, private database of a pharmacy, making price comparison difficult. With Milo's digital prescription wallet, you can see and control your own prescriptions on your smartphone, putting the power back in the hands of the patient. Our company is pre-revenue, and we have a patent application for using an internet-enabled device to receive, hold, and manage a prescription on behalf of a patient.

Reasons to Invest

- Several of our pilot users told us that they saved thousands of dollars in less than a year by using Milo to become empowered shoppers for their own prescription medication.
- Milo is entering an addressable market of $348 Billion.*
- We are here to transform the prescription marketplace from an opaque market to a great customer experience. In 2019, there were 4.38 billion prescriptions filled in the United States. Our goal is for 1% (43.8M) or more of all US prescriptions to move through Milo's app.**

Team
Ameer Youssef: Chief Executive Officer – LinkedIn
Rob Siegel: President – LinkedIn

Lumilly
Lumilly | *Stories for tomorrow's generation, told by today's leaders.*
https://lumilly.com

Description of Business
Lumilly is an ecommerce brand exclusively releasing children's books and animated content curated by athletes, artists, actors, and public figures. By leaning on celebrity partnerships and the in-house creation of merchandise, Lumilly maintains the ability to fast-track the popularity and profitability of its properties. We're currently in-market with plans to expand into an industry where there is opportunity to dramatically grow our company with new products.

Reasons to Invest

- We create some of the most engaging, celebrity-backed kids content. Lumilly uses data-driven tools to hand pick celebrity partners that have a strong following of moms between the ages of 25-40. We then help our celebrity partners create authentic and meaningful content that they feel passionate about.
- We've generated $123K in revenue since November 2021 with the sale of our first two celebrity picture books through the Lumilly website, and in Target stores nationwide. In the trailing 6 months, our books were featured on Ellen, The Drew Barrymore Show, The Kelly Clarkson Show, and more, while future releases include our biggest celebrity partners yet.
- We are expanding into animation – an industry projected to double from $350B in 2020 to $650B by 2030 – with the help of our tenured advisory board, celebrity support, and an award-winning animation studio.

Team
Aaron Naft: Founder – LinkedIn
Chloe Cunagin: Founder – LinkedIn

Sports Gambling Guides
Sports Gambling Guides | *Sports Gambling Social Media and Advertising*
https://sportsgamblingguides.com

Description of Business
Sports Gambling Guides (SGG) is a sports social media & advertising company that delivers sports and sports gambling content to over 17 million avid fans daily. As a licensed sports gambling media entity in all 18 legal U.S. states, we represent a number of today's biggest sportsbooks, including FanDuel and DraftKings, while additionally leveraging our following to advertise for other sports-adjacent brands such as Fanatics.

Reasons to Invest

- Sports Gambling Guides represents an exclusive "content creator" influencer and follower network of over 700 Twitter and Instagram accounts with more than 17 million unique SGG followers.
- The global sports betting industry reached a market size of $203 billion in 2020 and is expected to grow by more than $100 billion by 2025.*
- SGG benefits from having a young staff that is steeped in social media and online sports culture. We believe we are the perfect team to address current sports media trends.

Team
Troy Paul: President & Co-Founder – LinkedIn
Mark Paul: CEO & Co-Founder – LinkedIn

Sound Legends
Sound Legends | *Built for Independent Artists Worldwide*
https://soundlegends.com

Description of Business
Sound Legends is a global media company providing musicians with what we believe to be the largest suite of tools available for them to be able to copyright, license, and distribute their music. Currently available in 195 countries, we're focused on the global markets while others are focused on domestic markets, we believe we are filling a void in the global music marketplace.

Reasons to Invest

- We help independent artists distribute their music across 300+ digital distribution platforms across 195+ countries. We also provide a unique NFT marketplace for even more monetization opportunities.
- Streaming continues to propel the music industry beyond other media and there's no signs of a slow down (source). With that, we believe that both Sound Legends and SL NFT Market are positioned to take a significant share in this unrelenting market space.
- With the launch of our main platform, we've also launched our NFT Marketplace – which is surpassing 1,500 new users.

Team
Alex Malagon: CEO/Founder – LinkedIn
Josh Orlinsky: CFO – LinkedIn

Set Jet
Set Jet | *Ready? Set, Jet!*
https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

California Cowboy
California Cowboy | *Head for the Thrills*

Description of Business
California Cowboy is a direct-to-consumer apparel brand that is one of the first companies to create the 'after sport' apparel category. The brand utilizes its unique social technical design approach to produce a vibrant style that brings out the inner extrovert in all who wear it. With unique elements that enhance functionality, every piece of clothing is meant to augment the social experience of the wearer.

Reasons to Invest

- California Cowboy creates social technical apparel that blends style with functionality and targets the "after-sports" apparel market.
- The global outdoor recreational goods sporting market had a 2021 market size of $120 billion (source).
- Our Founder CEO Drew Clark previously ran a global $400M+ annual revenue franchise at Levi Strauss. Board members include the former President of Levi's Global Retail, former Global Head of Digital at Marc Jacobs, and former Leader at McKinsey and Company's Global Retail Practice.

Team
Andrew Clark: Founder, President, Director & CEO- LinkedIn
Charles Brown: Chief Financial Officer- LinkedIn

Blueprint Diagnostics
Blueprint Diagnostics | *Revolutionizing Cancer Treatment and Prevention*
https://blueprintgenetics.com/

Description
Blueprint Diagnostics is developing technology to optimize cancer treatment. With one simple genetic test, we are able to determine an individual's sensitivity to a drug which is indicative of a high chance the drug will work. Additionally, we believe we can predict with 100% accuracy whether the patient is resistant to the drug or not, indicating the drug for sure won't work. We are currently seeking FDA approval for higher insurance reimbursement.

Reasons to Invest

- 75% of all cancer drugs will not work for a person because of their genetic profile. We believe our technology has the ability to cut that number in half.
- The market for cancer treatment is expected to reach $268B by 2026 and the genetic testing market is predicted to be valued at $21M by 2027 (Source, Source). According to our research, no one else has developed technology like ours.
- We are currently preparing our first breast cancer test for FDA approval, with tests for more types of cancers already in development.

Team
Jamie Fettig: CEO, Director, President, Vice-President, Treasurer, Sales & Secretary, LinkedIn

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. (“StartEngine”), which is neither a registered broker-dealer, investment advisor nor funding portal.

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METAKNYTS
CAMPAIGN 2.0
STARTENGINE.COM 08/18
INVEST IN THE FUTURE OF COLLECTIBLE MEDIA
METAMEDIA
start engine

Hello Dele,

Thank you for being a founding investor in metaMedia 👋

metaMedia has made huge strides on our mission to transform ownership through storytelling and play, thanks to investors like you. Our investor community has taken metaKnyts from a scrappy idea to a pioneering media franchise set to reshape the comic, gaming and media industry. We have developed 13 episodes of our saga in comic and motion comic format, a suite of six different types of digital collectibles, a pioneering alpha of our metaVerse game and a host of powerful partnerships. And we couldn't have done it without your investment and support.

The world has changed dramatically since we launched metaKnyts.

When we launched metaKnyts the digital collectibles and NFT industry barely existed. Today it is valued at over $5bn with many of the biggest projects in the space attempting to replicate our playbook. The juggernaut Facebook changed its name to Meta, catapulting interest in the metaVerse. PwC estimates that $800bn will be invested in the metaVerse by 2024 and McKinsey estimates that the metaVerse will be a $5 trillion dollar industry by 2030. Few projects are as well positioned as metaKnyts to lead in this space.

It takes a community to disrupt an industry.

As the world's first Crypto Comic™, metaKnyts is poised to become a major player in digital collectibles, comics, gaming, the metaVerse and beyond. Collectible Crypto Media™ items appreciate in value and can be traded peer-to-peer via our wallet that will accompany the series, independently of it. With a rich portfolio of creative and technical IP now developed we are entering the second phase of our evolution. Which is why we are reopening our offering on StartEngine to those who want to continue our journey and join our mission. We have a huge opportunity to build a community of people who share our vision to disrupt the status quo.

A new customer service team will ensure no investor is left behind.

While we know some investors from our first campaign have had problems accessing their campaign 1 perks, which we know we need to improve, we assure you all investors from our previous campaign will get what they are due. We do however need you to ensure you get a MetaMask wallet so we can fulfill any outstanding promises. As part of our campaign 2 we will recruit a customer service team that will attend to all our community questions and concerns.

REGISTER FOR EARLY BIRD BONUSES


IF YOUR PLAN WAS MERELY TO CRASH THE WORLD'S ECONOMY, I'D STILL FIGHT Y

metaKnyts Campaign 2 delivers a 6X ROI to Campaign 1 investors!

Following the successful execution of a strategy focused on IP and content development metaMedia has been able to build substantial value in the company for our shareholders. As a result, our second Reg CF campaign is launching with a valuation of $48.8m! This means your initial investment has increased in value by a multiple of 6x. And we are just getting started!

metaKnyts Campaign 2 brings a suite of benefits to early investors like you.

In appreciation for getting us to where we are and for believing in us enough to continue to invest in our pioneering project, we have a compelling set of perks for our campaign 1 investors. These include:

- An 8% bonus on your campaign 2 investment

- A 10% bonus if you reinvest within the first 72 hours of our relaunch

- A 5% bonus if you reinvest within the first 5 days of relaunch

- A 10% bonus if you are also a StartEngine investor.

So, if you reinvest within the first 72 hours of campaign 2's launch and are also a StartEngine investor you will receive a whopping 28% bonus on your investment, with no fees! Registerhere for an early bird notification once we go live.

fees! Registerhere for an early bird notification once we go live

metaKnyts Campaign 2 goes live on 08/18/2022.

Our second campaign will go live on August 18th. Be sure to invest within the first 72 hours to maximize your ROI. Together we can reap the rewards of our success and more importantly take an entire industry by storm. And when people ask who built the incredible metaKnyts franchise, you'll be able to say "We did".

Register for early access now and visit our website to learn how metaKnyts is building a next generation media powerhouse and the future of digital collectibles.

Warmly,

Dele Atanda

Founder and CEO || metaMedia Inc

GET EARLY BIRD PERKS

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

metaKnyts StartEngine TTW Social Media Posts List

FACEBOOK, INSTAGRAM, LINKEDIN, TIKTOK, and TWITTER

Copy #1:
GRAPHIC COPY:
CAMPAIGN 2.0/STARTENGINE.COM 08/18
INVEST IN THE FUTURE OF COLLECTIBLE MEDIA


METAKNYTS
CAMPAIGN 2.0
STARTENGINE.COM 08/18
INVEST IN THE FUTURE
OF COLLECTIBLE MEDIA
start engine

TEXT COPY:
Chapter 2 begins shortly. Now you can be a collector and a shareholder. #nft #comicbook #wheresalpha https://pic.twitter.com/OSlDJdXpUo

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Copy #2:
GRAPHIC COPY:
CAMPAIGN 2.0/STARTENGINE.COM 08/18
INVEST IN THE FUTURE OF COLLECTIBLE MEDIA


METAKNYTS
CAMPAIGN 2.0
STARTENGINE.COM 08/18
INVEST IN THE FUTURE
OF COLLECTIBLE MEDIA
start engine

TEXT COPY:
NFTs bring access, entertainment, community, and value. Holders really want equity. metaKnyts gives this and more, letting you buy shares in its issuer metaMedia Inc. Register today: http://shorturl.at/EKSX3 #metaknyts #comics #nft #metaverse #crypto #gamefi

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Copy #3
GRAPHIC COPY:
CAMPAIGN 2.0/STARTENGINE.COM/METAKNYTS
SEEKING ALPHA? HOW ABOUT 6X ROI?


METAKNYTS
CAMPAIGN 2.0
STARTENGINE.COM 08/18
SEEKING ALPHA?
HOW ABOUT 6X ROI
start engine

TEXT COPY:
Campaign 2 brings a 6x ROI to campaign 1 investors. 10% bonus if you invest in the 1st 72 hours; 5% in the 1st 5 days. Add 8% if you're a campaign 1 investor & a further 10% for StartEngine shareholders. Register today: https://bit.ly/3bTAdlZ #metaknyts #StartEngine #comics #nft #metaverse #crypto #gamefi #wheresalpha #investing

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Copy Draft #4
GRAPHIC COPY:
CAMPAIGN 2.0/STARTENGINE.COM/METAKNYTS
ONLY $26.79 A SHARE!(MINIMUM 10 SHARES)



TEXT COPY:
Campaign 2 brings a 6x ROI to campaign 1 investors. And we're just getting started. Invest now in the next generation of collectible media, while you still can. Register today: https://bit.ly/3bTAdIZ
#metaknyts #comics #nft #metaverse #crypto #gamefi #wheresalpha #investing
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Copy Draft #5
GRAPHIC COPY:
CAMPAIGN 2.0/STARTENGINE.COM/METAKNYTS
6X ROI FOR CAMPAIGN 1 INVESTORS


METAKNYTS
CAMPAIGN 2.0
STARTENGINE.COM/METAKNYTS
6X ROI TO CAMPAIGN 1 INVESTORS

TEXT COPY:
10% bonus if you invest in the 1st 72 hours; 5% in the 1st 5 days. Add 8% if you're a campaign 1 investor & a further 10% for StartEngine shareholders. Register today: https://bit.ly/3bTAdIZ
#metaknyts #StartEngine #comics #nft #metaverse #crypto #gamefi #wheresalpha #investing
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Copy Draft #6
GRAPHIC COPY:
CAMPAIGN 2.0 LIVE TOMORROW
UPTO 28% EARLY BIRD BONUSES


UPTO 28% EARLY BIRD BONUSES! REGISTER NOW

TEXT COPY:
10% bonus if you invest in the 1st 72 hours; 5% in the 1st 5 days. Add 8% if you're a campaign 1 investor & a further 10% for StartEngine shareholders. Register today: https://bit.ly/3bTAdIZ
#metaknyts #StartEngine #comics #nft #metaverse #crypto #gamefi #wheresalpha #investing

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Copy #7
ALL TRAILER VIDEO:
https://vimeo.com/739422083

TEXT COPY:
Campaign 2 brings a 6x ROI to campaign 1 investors. 10% bonus if you invest in the 1st 72 hours; 5% in the 1st 5 days. Add 8% if you're a campaign 1 investor & a further 10% for StartEngine shareholders. Register today: https://bit.ly/3bTAdIZ #metaknyts #StartEngine #comics #nft #metaverse #crypto #gamefi #wheresalpha #investing
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Copy #8
METAVERSE TRAILER VIDEO:
https://vimeo.com/740110298

TEXT COPY:
Seeking alpha? How about 6x ROI to campaign 1 investors. Only $26.79 per share with a 10 shares minimum purchase. Register today: https://bit.ly/3bTAdIZ #metaknyts #StartEngine #comics #nft #metaverse #crypto #gamefi #wheresalpha #investing
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